UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-40460

KANZHUN LIMITED

18/F, GrandyVic Building,

Taiyanggong Middle Road

Chaoyang District, Beijing 100020

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Supplemental Submission pursuant to Item 16I(a) of Form 20-F

KANZHUN LIMITED (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F.

On May 26, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the Holding Foreign Companies Accountable Act. The Company filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 28, 2022, containing an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) had determined that it was unable to inspect or investigate completely registered public accounting firms that were headquartered there. The PCAOB subsequently vacated this determination in December 2022.

In response to Item 16I(a) of Form 20-F, based on the following information, the Company believes it is not owned or controlled by a governmental entity in China.

KANZHUN LIMITED is a company controlled by Mr. Peng Zhao, who holds 66.0% of the Company’s aggregate voting power through TECHWOLF LIMITED as of February 28, 2023. To the Company’s knowledge, based on an examination of the Company’s register of members and public filings made by its shareholders, no shareholder other than TECHWOLF LIMITED, Image Frame Investment (HK) Limited and Banyan Partners Fund II, L.P. owned more than 5% of the Company’s total outstanding shares as of February 28, 2023.

●	TECHWOLF LIMITED is a British Virgin Islands company. The entire interest in TECHWOLF LIMITED is held by a trust established by Mr. Peng Zhao as the settlor for the benefit of Mr. Zhao and his family. TECHWOLF LIMITED beneficially owned 140,830,401 Class B ordinary shares of the Company as of February 28, 2023, representing 16.3% of the Company’s total issued and outstanding shares and 66.0% of the Company’s aggregate voting power as of the same date.

●	Image Frame Investment (HK) Limited is a company incorporated in Hong Kong. To the Company’s knowledge, Image Frame Investment (HK) Limited is not owned or controlled by a governmental entity of China. As reported in a Schedule 13G/A jointly filed Image Frame Investment (HK) Limited and Tencent Holdings Limited on February 10, 2023, and based on the Company’s register of members, Image Frame Investment (HK) Limited beneficially owned 72,309,691 Class A ordinary shares of the Company as of December 31, 2022. Based on the total outstanding shares of the Company as of February 28, 2023 and assuming that Image Frame Investment (HK) Limited’s shareholding had not changed since December 31, 2022, Image Frame Investment (HK) Limited beneficially owned 8.4% of the Company’s total issued and outstanding shares and held 3.4% of the Company’s aggregate voting power as of February 28, 2023.

●	Banyan Partners Fund II, L.P. is a company incorporated in Hong Kong. To the Company’s knowledge, Banyan Partners Fund II, L.P. is not owned or controlled by a governmental entity of China. As reported in a Schedule 13G/A jointly filed Banyan Partners Fund II, L.P. and Banyan Partners II Ltd. on February 13, 2023, and based on the Company’s register of members, Banyan Partners Fund II, L.P. beneficially owned 47,286,435 Class A ordinary shares of the Company as of December 31, 2022. Based on the total outstanding shares of the Company as of February 28, 2023 and assuming that Banyan Partners Fund II, L.P.’s shareholding had not changed since December 31, 2022, Banyan Partners Fund II, L.P. beneficially owned 5.5% of the Company’s total issued and outstanding shares and held 2.2% of the Company’s aggregate voting power as of February 28, 2023.

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 27, 2023, for more details.

In addition, the Company is not aware of any governmental entity in China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KANZHUN LIMITED

	By	:	/s/ Yu Zhang
	Name	:	Yu Zhang
	Title	:	Director and Chief Financial Officer

Date: April 27, 2023